Contact

www.linkedin.com/in/
basketofsoftkittens (LinkedIn)

Top Skills

jQuery

Git

PHP

Adrian Lopez

Co-founder & CPO at Zencastr

Santa Monica, California, United States

Summary

Happy Podcasting!

Experience

Zencastr
Co-Founder & CPO
May 2019 - Present (3 years 8 months)

Quickride - Shuttle Ride Software
Co-Founder and Managing Partner
April 2017 - Present (5 years 9 months)
Greater Los Angeles Area

ByteDance
Web Engineering Manager
December 2016 - December 2017 (1 year 1 month)
Los Angeles Metropolitan Area

Flipagram
3 years 9 months

Web Engineering Manager
October 2015 - October 2017 (2 years 1 month)

Lead Front End Architect
February 2014 - October 2015 (1 year 9 months)

TrueCar, Inc.
Senior Front End Developer
February 2013 - February 2014 (1 year 1 month)
santa monica,ca

BeachMint
Front End Developer
July 2011 - February 2013 (1 year 8 months)

ShopNation
Head Front End Developer
2010 - 2011 (1 year)

Mahalo
Front end developer
2009 - 2010 (1 year)

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Education

Mt. San Antonio College